Exhibit 99.E

Recent Developments

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms used but not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

Recent Developments

The Chilean Government

On August 21, 2023, Law No. 21,592 was published in the Official Gazette, which creates a whistleblower protection statute and a whistleblower channel managed by the Office of the Comptroller General of Chile. Under this law, any person may report acts constituting disciplinary infractions or administrative misconducts committed by Government employees, including, among others, acts constituting corruption, or that may affect public property. The provisions of this law apply to the following entities: (i) government agencies (regional and provincial delegations, regional governments, the Office of the Comptroller General of Chile, the Chilean Central Bank, armed forces and police, municipalities, state-owned enterprises created by law, and public bodies and services created for administrative functions); (ii) not-for-profit entities established or owned by regional governments or municipalities; (iii) public or private companies in which the government, directly or indirectly, has a majority or equal share in the capital, a representation or a participation; and (iv) private companies or persons who receive public funds pursuant to applicable laws, by way of subsidy or contribution from the Government.

Taxation

On August 10, 2023, Law No. 21,591, also known as the “Mining Royalty Law” was published in the Official Gazette, establishing a series of changes in mining taxation that will come into effect on January 1, 2024 (See “Recent Developments – Taxation” in the Annual Report). Under the Mining Royalty Law, the specific tax on mining activities will be replaced by a “Mining Royalty”, providing a compensation formula equivalent to the sum of two components: (i) an Ad Valorem charge (1%) calculated over annual gross sales applicable for mining operators whose annual gross sales exceed 50,000 metric tons of fine copper, and (ii) a charge related to the profitability of the mining company that varies between 8% and 26%. The Mining Royalty Law establishes a maximum potential tax burden differentiated according to the level of production of each large mining company, which is equivalent to 46.5% of the adjusted mining operating taxable income. These changes will not affect operators with tax invariability agreements until their invariability period expires.

On September 29, 2023, Decree No. 4 of 2023 issued by the Ministry of Environment was published in the Official Gazette, containing the Regulation of Emission Reduction Projects to Offset Taxable Emissions under Article 8 of Law No. 20,780. This decree establishes comprehensive guidelines, encompassing the requirements, obligations, procedural aspects, and documentation related to emission reduction projects. It also outlines the process for obtaining certificates to offset emissions subject to the Green Tax on Stationary Sources.

2024 Budget

On September 29, 2023, the government submitted to Congress a bill for the 2024 budget (the “2024 Budget”).

When submitting the proposal for the budget law each year, the Ministry of Finance sets forth certain macroeconomic assumptions used to project government revenues and the fiscal deficit, among others, which are updated and published quarterly in a public finances report (Informe de Finanzas Públicas, or the “IFP”). Concurrently, the Ministry of Finance also updated the macroeconomic assumptions underlying the 2023 budget.

The following table sets forth the macroeconomic assumptions underlying the 2023 budget bill submitted to Congress in 2022, and the latest estimate included in the IFP published on September 20, 2023. In addition, the table sets forth the budget assumptions for the 2024 Budget:

2023 and 2024 Budget Assumptions
	Updated 2023 Budget Assumptions(1)	2024 Budget Assumption(2)
Real GDP growth (% change compared to the prior year)	2.5	2.5
Real domestic demand growth (% change compared to the prior year)	2.3	2.4
CPI (% change December 2022/2023 compared to December 2023/2024, as applicable)	3.5	3.5
Annual average nominal exchange rate (Ps./US$1.00)	821	832
Annual average copper price (US$ cents per pound)	381	385

Notes:-

(1)	Updated in September 2023.

(2)	Considered for the 2024 Budget.

Source: Chilean Budget Office.

Under the assumptions for the 2024 Budget, projected central government revenues, when measured in constant pesos of 2024, are expected to reach Ps. 71.3 billion in 2024, reflecting no significant variation compared to the assumptions made in the previous quarter, and 5.7% lower in real terms when compared to the assumptions made for central government revenues in 2023. Projected central government expenditures, when measured in constant pesos of 2024, are expected to reach Ps. 76.9 billion in 2024. As a result, the effective deficit is expected to amount to 1.9% in 2024. The 2024 Budget allows the incurrence of indebtedness by Chile in an amount of US$21.0 billion.

Further, the main objectives of the 2024 Budget include: (i) resources designated to public safety, which are budgeted to increase by 5.7% compared to the 2023 budget; (ii) public infrastructure investments, which are budgeted to reach 4.1% of GDP, (iii) housing, which is budgeted to increase by 11.9% compared to the 2023 budget; and (iv) resources for weather emergencies, which are budgeted to increase by 28% compared to the 2023 budget, to strengthen preparation to mitigate the risks of climate change in Chile.

Environment

On September 6, 2023, Law No. 21,600 was published in the Official Gazette. This law “Creates the Biodiversity and Protected Areas Service and the National System of Protected Areas” (Crea el Servicio de Biodiversidad y Áreas Protegidas y el Sistema Nacional de Áreas Protegidas) (See “Recent Developments – Environmental Law” in the Annual Report).

Financial Sector

Law on Economic Crimes

On August 17, 2023, Law No. 21,595, also known as the Law on Economic Crimes, was published in the Official Gazette. Among other matters, this law broadens the spectrum of individuals and legal entities that can commit an economic crime and incorporates new scenarios of prohibited use of inside information, now expressly including recommendations on securities with respect to which inside information is possessed and by whom. The Law on Economic Crimes amends Law No. 20,393, which establishes the criminal liability of legal entities, and also Article 165 of the Securities Market Law, eliminating the previous requirement of seeking a profit or avoiding a loss when using insider information. Now, Article 165 only requires that a transaction is performed with the securities in respect of which there is possession of inside information, and it also incorporates as part of the prohibited conducts the canceling or modifying of an order relative to those securities.

The Law on Economic Crimes makes important amendments to the criminal liability of individuals and legal entities, including the following:

(I)	For individuals:

(1)	Creation of four categories of economic crimes: approximately 200 crimes are grouped, ordered and systematized in four categories that will be considered economic crimes under this framework. The four categories include: (i) offenses that, under any circumstances, will be considered as economic crimes, which are crimes against the securities market, the financial sector and competition; (ii) crimes regulating economic activity, which are offenses that will be considered economic crimes to the extent that they are committed in the exercise of an office, function or position in a company, or they are committed for the benefit of a company; (iii) offenses committed by public officials when someone within a company has also intervened, or when they provide some benefit to a company; and (iv) in general, money laundering and embezzlement offenses.

(2)	New system of determination of penalties system: the law creates a differentiated and aggravated sentencing system for economic crimes, with a special regime of mitigating and aggravating circumstances for criminal liability, applicable to those who have a senior or intermediate position in a business entity, where the penalty is intensified for those who have greater responsibility. It also considers an aggravating circumstance committing the offense by abuse of authority or power.

(3)	Limitation of alternative penalties: the law eliminates probation as an alternative form of serving the sentence of an individual who is convicted for an economic crime, thus having a greater probability of effectively serving a prison sentence.

(4)	Ancillary penalties of special disqualifications or disbarment: a person convicted of an economic crime may be sanctioned with disqualification from holding public office, from holding managing positions in private entities or from entering into contracts with the Government.

(5)	Creation of a new system for determining fines: fines imposed on the convicted person will be calculated by the judge according to the person’s average income per day. The fine may also be increased in relation to the value of the convicted person’s assets.

(II)	For legal entities (of which the framework was established in Law No. 20,393, which establishes the criminal liability of legal entities):

(1)	The list of crimes for which a legal entity may be criminally liable is expanded: from a previous legal framework of approximately 20 offenses, an entity may now be held liable for approximately 200 offenses.

(2)	The scope of application of Law No. 20,393 is broadened to more organizations: in addition to companies and state-owned enterprises, corporations and state-owned universities, political parties and religious legal entities could also be convicted for economic crimes.

(3)	The expansion of assumptions for criminal liability: a legal entity could be held liable for an economic crime when it is committed within the framework of its activity, with the intervention of any individual who holds a position within it, or by a person providing services to the company managing its affairs with third parties, with or without representation, provided that the crime favored or facilitated the lack of effective implementation of an adequate crime prevention model (“CPM”). Therefore, an effectively implemented CPM may waive legal entities from criminal liability. A periodic evaluation of a CPM by an independent third party is required to verify that it is effectively implemented.

(4)	Supervision of a legal entity: a court may impose as a sentence, as a preliminary injunction or as a probation condition, the external supervision of a legal entity for a term of minimum 6 months and maximum 2 years, if the court considers that it is needed to avoid new crimes within the organization due to non-existence or serious insufficiency of an effective crime prevention system.

The amendments to the criminal liability of individuals have already entered into force. The amendments regarding legal entities will enter into force in September 2024.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the monthly economic activity index (“Imacec”), Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec (% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2023
January	0.2	5.3	(0.5)
February	(0.5)	0.9	(0.7)
March	(2.1)	(7.3)	(1.2)
April	(0.9)	3.6	(1.5)
May	(1.6)	(7.5)	(0.7)
June	(0.8)	1.0	(1.1)
July	1.8	2.9	1.5
August	(0.9)	1.7	(1.3)

Source: Chilean Central Bank.

The following table sets forth certain macroeconomic performance indicators for the first and second quarters of 2023:

	Current Account (millions of US$)(1)	GDP Growth (in %)(2)	Domestic Demand Growth (in %)(2)
2023
First quarter	1,671	(8.0)	(0.8)
Second quarter	(2,754)	(5.6)	(1.1)

Notes:-

(1) Current account data for the periods indicated.

(2) Compared to the same periods in 2022.

Source:  Chilean Central Bank.

The following tables present GDP and expenditures measured at current prices and in chained volume at previous period prices, each for the periods indicated:

Nominal GDP and Expenditures (at current prices for period indicated, in billions of Chilean pesos)

	Six months ended June 30,
	2022	2023
Nominal GDP	127,829	138,158
Aggregate domestic demand	133,222	133,256
Gross fixed capital formation	30,327	31,161
Change in inventories	3,796	(620)
Total consumption	99,099	102,715
Private consumption	81,147	82,520
Government consumption	17,952	20,194
Total exports	44,001	44,745
Total imports	49,395	39,843
Net exports	(5,393)	4,902

Source: Chilean Central Bank.

Real GDP and Expenditure (chained volume at previous year prices, in billions of Chilean pesos)

	Six months ended June 30,
	2022	2023
Real GDP	101,974	100,985
Aggregate domestic demand	109,787	102,374
Gross fixed capital formation	23,404	23,308
Change in inventories	2,769	(375)
Total consumption	83,614	79,441
Private consumption	68,134	63,668
Government consumption	15,544	15,858
Total exports	25,665	25,832
Total imports	32,881	27,928
Net exports	(7,216)	(2,096)

Source: Chilean Central Bank.

Composition of Demand

The primary component of aggregate demand is private consumption, which as a percentage of GDP, represented 58.7% in the first half of 2023. Government consumption was 13.0% of GDP in the first half of 2023, compared to 14.0% in the first half of 2022. Another key component of demand, gross fixed capital formation, was 22.0% of GDP in the first half of 2023, and 23.7% in the same period of 2022.

The following table presents nominal GDP by categories of aggregate demand for the periods indicated:

Nominal GDP by Aggregate Demand (percentage of total GDP, except as indicated)

	Six months ended June 30,
	2022	2023
Nominal GDP (in billions of Chilean pesos)	127,829	138,158
Domestic absorption	104.2	96.5
Total consumption	77.5	74.3
Private consumption	63.5	59.7
Government consumption	14.0	14.6
Change in inventories	3.0	(0.4)
Gross fixed capital formation	23.7	22.6
Exports of goods and services	34.4	32.4
Imports of goods and services	38.6	28.8

Source: Chilean Central Bank.

Savings and Investment

In the first half of 2023, total gross savings (or domestic gross investment) decreased to 22.1%, compared to 26.7% in the same period of 2022 as result of a decrease in external savings, which was partially offset by an increase in national savings.

The following table presents information for savings and investment for the periods indicated:

Savings and Investment (% of GDP)

	Six months ended June 30,
	2022	2023
National savings	17.2	21.5
External savings	9.4	0.6
Total gross savings or domestic gross investment	26.7	22.1

Source: Chilean Central Bank.

Principal Sectors of the Economy

In the first half of 2023, the primary sector decreased by 1.2% (representing 16.3% of total nominal GDP), the manufacturing sector decreased by 1.1% (representing 10.0% of total nominal GDP) and the services sector increased by 0.3% (representing 64.0% of total nominal GDP), in each case, compared to the same period in 2022 and in real terms. The decrease in the primary sector was driven by a decrease in mining and copper, and the decrease in the manufacturing sector was driven mainly by a decrease in all subsectors, except for foodstuffs, beverages and tobacco, and metal products, machinery and equipment and miscellaneous manufacturing. The increase in the services sector was mainly driven by the increase in electricity, oil and gas and water, housing, and personal services.

The following table presents changes in real GDP by sector and their respective growth rates for the periods indicated:

Nominal GDP by Sector (% of GDP, except as indicated)

	Six months ended June 30,
	2022		2023
Primary sector		17.9		16.3
Agriculture, livestock and forestry		3.4		3.6
Fishing		0.9		0.8
Mining		13.6		11.8
Copper		10.3		8.8
Other		3.3		3.0
Manufacturing sector		9.4		10.0
Foodstuffs, beverages and tobacco		3.8		4.4
Textiles, clothing and leather		0.1		0.1
Wood products and furniture		0.6		0.4
Paper and printing products		0.6		0.6
Chemicals, petroleum, rubber and plastic products		2.2		2.3
Non metallic mineral products and base metal products		0.5		0.5
Metal products, machinery and equipment and miscellaneous manufacturing		1.5		1.7
Services sector		62.7		64.0
Electricity, oil and gas and water		2.0		2.4
Construction		5.8		5.7
Trade and catering		11.0		11.0
Transport		5.3		5.5
Communications		2.6		2.6
Financial services		12.0		11.5
Housing		7.9		8.3
Personal services		11.9		12.6
Public administration		4.3		4.4
Subtotal		90.0		90.3
Net adjustments for payments made by financial institutions, VAT and import tariffs		10.0		9.7
Total GDP		100.0		100.0
Nominal GDP (in billions of Chilean pesos)	Ps.	127,828	Ps.	138,157

Source: Chilean Central Bank.

Change in GDP by Sector (% change from previous year, except as indicated)

	Six months ended June 30,
	2022		2023
Primary sector		(3.8)		(1.2)
Agriculture, livestock and forestry		(0.6)		(4.0)
Fishing		(4.0)		11.7
Mining		(5.4)		(0.9)
Copper		(7.3)		(2.5)
Other		13.7		6.7
Manufacturing sector		0.3		(1.1)
Foodstuffs, beverages and tobacco		2.0		0.3
Textiles, clothing and leather		0.4		(1.3)
Wood products and furniture		(10.7)		(16.8)
Paper and printing products		0.9		(5.7)
Chemicals, petroleum, rubber and plastic products		(2.6)		(1.5)
Non metallic mineral products and base metal products		(7.3)		(4.0)
Metal products, machinery and equipment and miscellaneous manufacturing		5.7		3.7
Services sector		9.6		0.3
Electricity, oil and gas and water		6.2		9.9
Construction		3.4		(1.2)
Trade and catering		6.8		(3.9)
Transport		26.0		(4.2)
Communications		9.1		0.4
Financial Services		6.9		0.7
Housing		7.4		2.5
Personal Services		19.8		2.7
Public Administration		(0.4)		0.2
Subtotal		6.3		(1.0)
Net adjustments for payments made by financial institutions, VAT and import tariffs		9.2		(7.9)
Total GDP		6.3		(1.0)
Real GDP (chained volume at previous year prices, in billions of Chilean pesos)	Ps.	101,974,036	Ps.	100,984,934

Source: Chilean Central Bank.

Wages

The following table sets forth changes in average real wages and productivity in the first half of 2023, compared to the same period in 2022:

Real Wages (% change from same period in 2022)

Six months ended June 30, 2023
Productivity	(3.2)%
Average real wages	2.5%

Sources: Chilean Central Bank and National Statistics Institute.

BALANCE OF PAYMENTS AND FOREIGN TRADE

Balance of Payments

Chile’s balance of payment recorded a surplus of US$129 million in the first half of 2023, compared to a deficit of US$2.75 billion in the same period of 2022.

Current Account

Chile’s current account recorded a deficit of US$1.1 billion as of June 30, 2023, compared to a deficit of US$14.6 billion as of June 30, 2022.

The merchandise trade surplus increased to US$11.0 billion in the first half of 2023, from US$1.2 billion during the same period of 2022, driven by a decrease in merchandise imports, which accounted for US$39.3 billion in the first half of 2023, compared to US$48.1 billion for the same period in 2022. The increase in the merchandise trade surplus was also explained by an increase in the merchandise exports of US$50.4 billion during the first half of 2023, compared to US$49.3 billion in the same period of 2022.

Capital Account and Financial Account

Chile’s capital account recorded a surplus of US$46.0 million in the first half of 2023, compared to a surplus of US$2 million during the same period of 2022.

The financial account registered a surplus of US$753 million in the first half of 2023, compared to a deficit of US$13.9 billion in the same period of 2022. This increase was mainly due to an increase in net portfolio investment and other investment.

The following table sets forth Chile’s balance of payments for the periods indicated:

Balance of Payment
(in millions of US$)

	Six months ended June 30,
	2022	2023
Current account
Current account, net	(14,587)	(1,084)
Goods and Services, net	(6,473)	6,062
Merchandise Trade Balance	1,166	11,036
Exports	49,293	50,383
Imports	48,127	39,348
Services	(7,639)	(4,974)
Credits	3,883	4,982
Debits	11,522	9,956
Income, net	(8,304)	(7,458)
Income from investment	(8,001)	(7,151)
Income from direct investment(1)	(6,648)	(5,326)
Abroad	4,752	4,623
From abroad	11,400	9,950
Income from portfolio investment	(1,223)	(1,333)
Dividends	446	243
Interest	(1,670)	(1,576)
Income from other investment	(129)	(492)
Credits	253	750
Debits	382	1,242
Current transfers, net	190	313
Credits	2,757	2,806
Debits	(2,567)	(2,493)
Capital and financial accounts
Capital and financial accounts, net	(13,877)	799
Capital account, net	2	46
Financial account, net	(13,878)	753
Direct investment, net	(6,205)	(6,204)
Direct investment abroad	5,868	3,890
Shares and other capital	2,554	(235)
Earnings reinvested	3,479	3,581
Debt instruments(2)	(166)	544
Direct investment to Chile	12,073	10,093
Shares and other capital	4,489	8,286
Earnings reinvested	4,723	4,789
Debt instruments(2)	2,861	(2,982)
Portfolio investment, net	(2,329)	6,094
Assets	7,086	5,632
Liabilities	9,415	(462)
Financial Derivatives, net	795	(1,094)
Other Investment, net(3)	(3,386)	1,828
Assets	2,384	1,804
Commercial credits	384	(958)
Loans	1,905	(139)
Currency and deposits	(364)	2,885
Other assets	459	16
Liabilities	5,770	(24)
Commercial credits	135	(801)
Loans(3)	1,905	3,412
Currency and deposits	(364)	(2,641)
Other liabilities	—	6
Assets in reserve, net	(2,753)	129
Errors and omissions, net	707	1,791
Financial account (excluding change in reserves)	(11,125)	624
Total balance of payments	(2,753)	129

Notes:-

(1)	Includes interest.

(2)	Includes trade credits, loans, currency and deposits.

(3)	Short term net flows.

Source: Chilean Central Bank.

Merchandise Trade

The primary countries of origin of Chile’s imports for the six months ended June 30, 2023 were China (which accounted for 22.3% of total imports), the United States (20.3%), Brazil (10.6%), Argentina (6.3%), Germany (3.4%) and Japan (2.81%). The primary destinations of Chile’s exports for the six months ended June 30, 2022, were China (which received 38.8% of Chile’s total exports), the United States (16.3%), Japan (7.2%), South Korea (7.0%) and Brazil (4.0%). During the six months ended June 30, 2023, Chile’s exports to Asia, as a percentage of total exports, were relatively stable (58.4%) compared to the same period in 2022 (58.8%), while the proportion of Chile’s exports to the United States increased to 16.3% from 14.8% during the same period in 2022.

For the six months ended June 30, 2023, merchandise exports totaled US$50.4 billion and merchandise imports totaled US$42.5 billion. Intermediate goods, such as oil and others fossil fuels, accounted for 54% of total imports in the six months ended June 30, 2023 compared to 53% for the same period in 2022. Imports of consumer goods amounted to 25% of total imports in the six months ended June 30, 2023, which were lower compared to the same period in 2022. Imports of capital goods accounted for 21% of total imports for that period compared to 18% for the same period in 2022.

The following tables set forth information regarding exports and imports for the periods:

Geographical Distribution of Merchandise Trade
(% of total exports/imports)

	Six months ended June 30,
	2022	2023
Exports (FOB)
Americas:
Argentina	0.9	0.9
Brazil	4.5	4.0
Mexico	1.8	1.8
United States	14.8	16.3
Other	8.1	7.9
Total Americas:	30.1	30.8
Europe:
France	1.1	1.1
Germany	0.9	0.9
Netherlands	1.9	1.8
Spain	1.3	1.2
United Kingdom	0.6	0.5
Other	3.7	4.0
Total Europe:	9.6	9.5
Asia:
Japan	7.0	7.2
South Korea	6.4	7.0
Taiwan	1.7	1.3
China	39.7	38.8
Other	4.0	4.0
Total Asia:	58.8	58.4
Other:(1)	1.5	1.3
Total exports:	100.0	100.0
Imports (CIF)
Americas:
Argentina	5.6	6.3
Brazil	9.7	10.6
Mexico	2.4	2.1
United States	20.8	20.3
Other	8.5	9.4
Total Americas:	47.1	48.7
Europe:
France	1.4	1.4
Germany	2.7	3.4
Netherlands	0.6	0.7
Spain	1.9	2.2
United Kingdom	0.6	0.6
Other	6.2	6.4
Total Europe:	13.3	14.8
Asia:
Japan	2.2	2.8
South Korea	1.8	1.8
Taiwan	0.3	0.3
China	25.2	22.3
Other	5.4	5.3
Total Asia:	35.0	32.5
Other:(1)	4.6	4.0
Total imports:	100.0%	100.0%

Notes:-

(1)	Includes Africa, Oceania and other countries, including those in tax free zones.

Source: Chilean Central Bank.

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

On September 5, 2023, the Chilean Central Bank lowered the Tasa de Política Monetaria (“TPM”) by 175 basis points to 9.5%, mainly to follow the decreasing trend in inflation, which was still above the 3.0% (+/-1.0%) target band.

Inflation

The following table shows changes in the Consumer Price Index or CPI for the period indicated.

Inflation
(% change from the previous 12-month period)

CPI
Twelve months ended September 30, 2023	5.1

Source: CPI Report, National Institute of Statistics.

Exchange Rates

Chilean Peso

The Chilean peso traded at Ps. 942.04/US$1.00 on October 16, 2023.

The following table shows the high, low, average and period-end observed Chilean peso/U.S. dollar exchange rate for the periods indicated below through October 16, 2023.

Observed Exchange Rates
(Chilean pesos per US$)

	High	Low	Average(1)	Period-End
Three months ended June 30, 2023	821.49	783.35	800.66	802.68
Three months ended September 30, 2023	906.84	796.47	850.15	906.84
October 2023 (through October 16)	942.04	781.49	825.77	942.04

Notes:-

(1)	Represents the average daily rates for the period indicated.

Source: Chilean Central Bank.

Unidades de Fomento

On October 16, 2023, one Unidad de Fomento was equal to Ps.36,265.46.

The following table shows the high, low, average and period-end Unidades de Fomento expressed in Chilean Peso for the periods indicated below through October 16, 2023.

UF Values expressed in Chilean Peso

	High	Low	Average(1)	Period-End
Year ended December 31, 2018	27,565.79	26,799.01	27,165.75	27,565.79
Year ended December 31, 2019	28,309.94	27,538.22	27,854.39	28,309.94
Year ended December 31, 2020	29,090.98	28,310.86	28,678.81	29,070.33
Year ended December 31, 2021	30,991.74	29,061.89	29,802.93	30,991.74
Year ended December 31, 2022	35,110.98	30,996.73	33,047.14	35,110.98
Three months ended March 31, 2023	35,600.75	35,122.26	35,396.81	35,575.48
Three months ended June 30, 2023	36,089.48	35,565.15	35,902.58	36,089.48
Three months ended September 30, 2023	36,197.53	36,028.10	36,107.43	36,197.53
October 2023 (through October 16)	36,265.46	35,122.26	35,827.85	36,265.46

Notes:-

(1)	Represents the average daily rates.

International Reserves

Net international reserves of the Chilean Central Bank totaled approximately US$36.9 billion as of July 31, 2023, compared to US$40.8 billion as of July 31, 2022.

The following table shows the composition of net international reserves of the Chilean Central Bank as of the dates indicated:

Net International Reserves of the Chilean Central Bank
(in millions of US$)

	As of July 31,
	2022	2023
Chilean Central Bank:
Assets:
Gold	14	16
Special Drawing Rights (SDRs)	3,273	3,387
Reserve position in the IMF	647	687
Foreign exchange and bank deposits	2,050	1,479
Securities	38,704	35,107
Other assets(1)	0	0
Total	44,689	40,676
Liabilities
Reciprocal Credit Agreements	—	—
Bonds and promissory notes	1	0
Accounts with international organizations	83	85
SDR allocations	3,301	3,375
Short Term Liabilities	486	351
Total	3,871	3,811
Total international reserves, net	40,817	36,865

Notes:-

(1)	Includes reciprocal credit agreements with central banks members of the Latin American Integration Association (ALADI)’s Agreement of Reciprocal Payments and Credits.

Source: Chilean Central Bank.

Money Supply

The following tables set forth the monetary base and the monetary aggregates as of the dates indicated:

Monetary Base(1)
(in billions of Chilean pesos)

	As of June 30,
	2022	2023
Currency in circulation	13,327.2	10,768.2
Bank reserves	8,091.6	6,970.0
Monetary base	21,418.8	17,738.2

Notes:-

(1)	There are no demand deposits at the Chilean Central Bank.

Source: Chilean Central Bank.

Monetary Aggregates
(in billions of Chilean pesos)

	As of June 30,
	2022	2023
Currency in circulation	13,327.2	10,768.2
Demand deposits at commercial banks	54,619.2	44,801.5
Monetary Base	67,946.3	55,569.7
Currency in circulation	94,450.2	121,202.2
Demand deposits at commercial banks	13,435.7	13,205.0
M1(1)	175,832.3	189,976.9
Total time and savings deposits at banks	30,468.4	30,179.3
Others	20,036.3	16,781.8
M2(2)	103.9	92.1
Foreign currency deposits at Chilean Central Bank	32,508.1	37,043.4
Documents of Chilean Central Bank	45,559.4	47,042.6
Letters of Credit	304,508.5	321,116.1
Private Bonds	67,946.3	55,569.7
Others	94,450.2	121,202.2
M3(3)	13,435.7	13,205.0

Notes:-

(1)	M1: Currency in circulation plus checking accounts net of float, demand deposits at commercial banks other than the former and other than demand savings deposits.

(2)	M2: M1 plus time deposits, time savings deposits, shares of mutual funds invested in up to one year term debt instruments and collections by saving and credit cooperatives (excluding time deposit of the mutual funds previously mentioned and of saving and credit cooperatives).

(3)	M3: M2 plus deposits in foreign currency, documents issued by the Chilean Central Bank, Chilean treasury bonds, letters of credit, commercial papers, corporate bonds, shares of the other mutual funds and shares of pension funds in voluntary savings (excluding mutual funds’ and pension funds’ investments in M3 securities).

Source: Chilean Central Bank.

The following tables show changes in selected monetary indicators for the period indicated:

Selected Monetary Indicators
(in % change from June 30, 2022)

As of June 30, 2023
M1 (% change)	(18.2)
M2 (% change)	8.0
Credit from the financial system (% change)	5.7
Average annual Chilean peso deposit rate (%)(1)	5.9

Notes:-

(1)	Represents real interest rates for a period of 90 to 365 days.

Source: Chilean Central Bank.

The following table shows liquidity and credit aggregates as of the dates indicated:

Liquidity and Credit Aggregates
(in billions of Chilean pesos)

	As of June 30,
	2022	2023
Liquidity aggregates (at period end)	21,419	17,738
Monetary base:
Currency, excluding cash in vaults at banks	13,327	10,768
M1(1)	67,946	55,570
M2(2)	175,832	189,977
M3(3)	304,508	321,116
Credit aggregates (at period end):
Private sector credit	211,065	219,827
Public sector credit	16,922	17,213
Total domestic credit(4)	187,420	201,116
Deposits:(4)
Chilean peso deposits	171,091	187,200
Foreign-currency deposits	36,772	34,847
Total deposits	207,863	222,047

Notes:-

(1)	Currency in circulation plus Chilean peso-denominated demand deposits.

(2)	M1 plus Chilean peso-denominated savings deposits.

(3)	M2 plus deposits in foreign currency, principally U.S. dollars. Does not include government time deposits at the Chilean Central Bank.

(4)	Includes capital reserves and other net assets and liabilities.

Source: Chilean Central Bank.

Financial Sector

General Overview of Banking System

The following table provides certain statistical information on the financial system:

Chilean Financial System
(in millions of US$, except for percentages)

	As of June 30, 2023
	Assets		Loans		Deposits		Shareholder’ Equity(1)
	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)	Amount (in millions of US$)	Market Share (%)
Domestically owned private sector banks	414,110	84.9%	382,346	84.8%	195,173	82.2%	31,764	87.1%
Foreign owned private sector banks(2)	2,272	0.5%	1,491	0.3%	789	0.3%	781	2.1%
Private sector total	416,382	85.4%	383,836	85.1%	195,962	82.5%	32,545	89.2%
Banco Estado	71,243	14.6%	67,299	14.9%	41,494	17.5%	3,944	10.8%
Total banks	487,625	100.0%	451,136	100.0%	237,456	100.0%	36,489	100.0%

Notes:-

(1)	Corresponds to the “Capital Básico”, which includes capital and reserves.

(2)	Foreign-owned subsidiaries of foreign banks are classified as domestically owned private-sector banks. If they were classified as foreign-owned private-sector banks, the market share of foreign-owned private-sector banks as of June 30, 2023 would be as follows: assets: 41.1%, loans: 40.9%, deposits: 35.2% and shareholders’ equity: 42.5%, with the corresponding reduction in the market share of domestically owned private-sector banks.

Source: CMF.

The following table sets forth the total assets of the five largest Chilean private sector banks, state owned Banco Estado and other banks in the aggregate as of the dates indicated:

	As of June 30, 2023
	In billions of Chilean Pesos	Market Share (%)
Banco de Crédito e Inversiones	76.9	19.6%
Banco Santander-Chile	68.7	17.5%
Banco del Estado de Chile	57.4	14.6%
Banco de Chile	54.3	13.8%
Banco Itaú Chile	40.6	10.3%
Other banks	94.8	24.1%
Total Banking System	392.7	100.0%

Source: CMF

The following table sets forth information on bank operation efficiency indicators for the periods indicated:

Financial System Indicators
(%)

	As of June 30,
	2022	2023
Return on assets	0.8	0.6
Return on equity	11.7	8.1
Non-performing loans as a percentage of total loans	1.7	1.2
Gross operational margin/assets	0.9	0.8
Operating expenses/operating revenue	84.9	111.5
Operating expenses/average total assets	0.8	0.9
Regulatory capital to risk-weighted assets	n.a.	n.a.

Source: CMF

n.a. = Not available.

Institutional Investors

The principal institutional investors active in Chile (listed by size of investment portfolio, in descending order) are the pension funds, insurance companies and mutual funds.

The following table sets forth the amount of assets of the various types of institutional investors in Chile as of June 30, 2023:

Total Assets of Institutional Investors
(in billions of US$)

	Pension Funds (AFPs)	Insurance Companies	Mutual Funds	Investment Funds(1)	Foreign Capital Investment Funds	Total
As of June 30, 2023	192.2	79.5	61.8	n.a.	n.a.	333.5

Notes:-

(1)	Includes international investment funds.

n.a.= Not available

Source: CMF, Superintendency of Pensions.

Public Sector Finances

The following tables set forth a summary of public sector accounts (calculated on an accrual basis and as a percentage of GDP for the periods indicated):

Public Sector Finances
(in billions of US$ and % of total GDP)

	Six months ended June 30,
	2022		2023
	(US$)	(%)(3)	(US$)	(%)(4)
Current Revenues and Expenditures
Revenues	38.3	24.7	41.9	24.4
Net taxes(1)	30.0	19.4	32.5	19.0
Copper revenues(2)	0.7	0.5	0.7	0.4
Social Security contributions	1.6	1.0	2.0	1.2
Donations	0.1	0.1	0.1	0.0
Real property incomes	3.5	2.3	2.8	1.6
Operational revenues	0.7	0.5	0.8	0.5
Other revenues	1.6	1.0	2.9	1.7
Expenditures	36.7	23.7	37.3	21.7
Wages and salaries	7.6	4.9	8.5	4.9
Goods and services	3.6	2.3	3.1	1.8
Interest on public debt	1.7	1.1	1.8	1.1
Transfer payments	16.3	10.5	15.2	8.9
Transfers to social security	7.3	4.7	8.5	5.0
Others	0.2	0.2	0.1	0.1
Capital Revenues and Expenditures
Revenues	0.0	0.0	0.0	0.0
Asset sales	0.0	0.0	0.0	0.0
Expenditures	7.3	4.7	4.9	2.9
Investment	3.3	2.1	1.7	1.0
Capital transfers	4.1	2.6	3.2	1.9
Central government balance	(5.7)	(3.7)	(0.3)	(0.2)

Notes:-

(1)	Taxes collected net of refunds.

(2)	Excludes transfers from Codelco under Law No. 13,196. This law (Ley Reservada del Cobre), which is not publicly disclosed, earmarks 10% of Codelco’s revenues from the export of copper and related byproducts for defense spending and these funds are therefore excluded from the central government’s current revenues. Defense spending is considered an extra-budgetary expense in accordance with IMF accounting guidelines. Although Congress repealed the Ley Reservada del Cobre in September 2019, the provisions of such legislation continue to apply to the allocation, distribution and control of the resources associated to military projects approved before December 31, 2019.

(3)	Expressed as a percentage of GDP for 2022.

(4)	Expressed as a percentage of GDP for 2023.

Source: Chilean Budget Office.

Public Sector Debt

External Debt

Chile’s total public sector external debt was US$41.8 billion as of June 30, 2023, and US$41.0 billion as of June 30, 2022.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

	As of June 30,
	2022	2023
IDB	1,995	2,633
IBRD (World Bank)	142	150
Bonds	38,805	38,891
IDA (World Bank)	—	—
Others	101	78
Total	41,042	41,752

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, By Currency
(in millions of US$)

	As of June 30,
	2022	2023
United States Dollar	28,384	28,233
Euro	12,658	13,169.0
Chilean Pesos	—	349.8
Other	—	—
Total	41,042	41,752

Source: Chilean Budget Office.

Debt Record

The net consolidated debt increased from 16.7% as of June 30, 2022 to 21.0% as of June 30, 2023, mainly driven by an increase in the central government debt.

The following tables set forth the net debt of the Chilean Central Bank and Central Government for the dates indicated:

Net Consolidated Debt of the Chilean Central Bank and Central Government
(as a % of GDP)

	As of June 30,
	2022	2023
Net Consolidated Debt	16.7	21.0

Source: Chilean Central Bank, Chilean Budget Office and Office of the Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos of each year)

	As of June 30,
	2022	2023
Liabilities	52,102,542	51,177,255
Chilean Central Bank notes and bonds(1)	45,215,469	42,862,286
Fiscal deposits	135	123
Others(2)	6,886,937	8,314,846
Assets without subordinated debt	56,042,407	50,619,764
Net international reserves (in US$ million)	45,821	39,497
Others(3)	13,888,888	18,916,022
Total Net Debt without subordinated debt(1) (2)	(3,939,865)	557,491

Notes:-

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.

(2)	Includes other deposits and obligations, reciprocal agreements and other securities.

(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos of each year, except as indicated)

	As of June 30,
	2022	2023
Debt in pesos	61,556,721	68,081,102
External debt	—	—
Domestic debt	61,556,721	68,081,102
Assets in pesos	25,215,613	23,936,098
Assets in pesos, without public enterprises(1)	25,215,613	23,936,098
Chilean Central Bank Deposits	—	—
Financial debt of public enterprises with the central government	—	—
Net debt in pesos(2)	36,341,109	44,145,005
Debt in U.S. dollars (in US$ million)	41,042	41,752
Treasury bills with the Chilean Central Bank (in US$ million)	—	—
External debt (in US$ million)	41,042	41,752
Assets in U.S. dollars, Chilean Central Bank deposits(3) (in US$ million)	30,111	25,904
Net debt in U.S. dollars (in US$ million)	10,931	15,848
Total Financial debt(4)	99,314,198	101,594,584
Total Financial assets(5)	52,917,143	44,728,442
Total net financial debt	46,397,056	56,866,142
Total net financial debt of central government (% of GDP)	18.2%	20.8%

Notes:-

(1)	Does not include assets of the old scholarship system.

(2)	Includes CORFO.

(3)	Includes the Oil Stabilization Fund, the Sovereign Wealth Funds, the Infrastructure Fund and governmental term deposits.

(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at June 30 of the applicable year).

(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at June 30 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Office of the General Comptroller.

Public Debt Statistics

Public Debt Report

Since 2006, the Ministry of Finance has published quarterly reports on public debt records, containing data on the assets and liabilities of the central government, the Chilean Central Bank and other relevant public institutions.

Central Government Indebtedness

The most widely used international indicator of governmental liabilities is the item called “general government indebtedness,” which includes both “central government liabilities” and “local government authorized liabilities.” In Chile, local governments are not authorized to incur any financial indebtedness; therefore, the general and central government liabilities are treated as one item. As of June 30, 2023, central government liabilities represented 37.2% of GDP.

The level of general government liabilities is not an adequate indicator of Chile’s financial soundness, because it does not take account of the government’s financial assets. “Central government net indebtedness” is used to more accurately measure the government’s financial position, by showing the difference between public debt and financial assets, that is, deposits in current accounts, time deposits and fixed income investments. Equity investments and loans granted by the central government are disregarded, because it is very difficult to have an accurate economic valuation of them. Net central government indebtedness totaled 20.8% of GDP as of June 30, 2023.

Chilean Central Bank Debt and Consolidated Debt

As of June 30, 2023, the liabilities of the Chilean Central Bank exceeded its assets, resulting in net indebtedness equivalent to 0.2% of GDP. The net consolidated debt of the central government and the Chilean Central Bank, in the aggregate, as of June 30, 2023 represented 21% of GDP.

Other Assets and Liabilities

The quarterly reports on public debt records published by the Ministry of Finance also disclose information about the net indebtedness of public enterprises and social security debt, which is not consolidated with the rest of the public debt for economic and statistical reasons.

Only in exceptional circumstances and upon authorization provided by law, will the government guarantee such debt where a public company’s assets are not sufficient to cover its liabilities. As of June 30, 2023, the total amount of public guarantees totaled 1.7% of GDP, as compared with 1.6% of GDP as of June 30, 2022.

Under the social security system, Chile maintains certain liabilities to workers that migrated from the state administered pension system to the privately administered system. The government pays this debt directly to the individual pension fund account at the time the worker retires. The government estimates that this liability was 0.1% of GDP as of June 30, 2023. This debt will be paid progressively as the workers who contributed to the old pension system retire.